Exhibit 12.1

	Predecessor										Successor
	Year Ended December31,						Period from January 1, 2004 through August 20,		Six Months Ended June 30,		Period from August 21, 2004 through December 31,		Six Months Ended June 30,
	2000	2001		2002	2003		2004		2004		2004		2005

	(dollars in thousands)
Net income (loss) before income taxes	(107,690)	74,704		(69,996)	114,933		48,257		72,628		37,107		14,052
Fixed Charge
Interest expense incurred	29,419	24,965		26,498	23,506		16,000		13,061		30,144		47,590
Interest portion of lease expense	19,342	21,616		23,459	21,883		13,878		11,162		8,458		12,809
Accretion of preferred stock dividends	—	—		—	—		—		—		10,768		12,469
Total fixed charges	48,761	46,581		49,957	45,389		29,878		24,223		49,370		72,868
Net income (loss) before income taxes and fixed charges	(58,929)	121,285		(20,039)	160,322		78,135		96,851		86,477		86,920
Ratio of earnings to fixed charges	—	2.6	x	—	3.5	x	2.6	x	4.0	x	1.8	x	1.2	x

(1)  The ratio of earnings to fixed charges was calculated by dividing (i) net income (loss) before income taxes and fixed charges by (ii) fixed charges which consist of interest expense incurred, including amortization of debt expense and discount, and one-third of rental expense, which approximates the interest portion of our rental expense. For the years ended December 31, 2000 and 2002, our earnings were not sufficient to cover our fixed charges by $58.9 million and $20.0 million, respectively.